DUNDEE
CORPORATION

2006 ANNUAL REPORT

Shareholders' Annual and Special Meeting

The Annual and Special Meeting of Shareholders of

Dundee Corporation will be held on Wednesday, June 20, 2007 at 10:00 am (Toronto time) at Design Exchange, Trading Floor, Toronto Dominion Centre, 234 Bay Street, Toronto, Ontario, Canada M5K 1B2

CHAIRMAN’S REPORT

“Do not go where the path may lead, go instead where there is no path and leave a trail.”
Ralph Waldo Emerson

Consistent growth, coupled with significant strategic and organizational changes implemented at key assets during 2006, underpin the Board’s enormous faith and pride in the outstanding effort of both management and staff of Dundee Corporation.

As participants in the major decisions that support the organization’s strategic direction, the board plays an important role in ensuring management’s plans and tactics are carefully considered and focused on creating shareholder value without exposure to unnecessary risk.

The board recognizes that effective governance is more than simply a matter of complying with legal obligations, or even with best practices. It is also a matter of contributing to corporate performance by shaping values, examining judgments and advising management in the pursuit of long-term growth in our stated areas of strategic focus: wealth management, real estate and natural resources.

Our responsibility is not to manage the organization but to ensure effective management. We do that by applying our collective experience in reviewing, counseling and challenging executive management throughout the planning cycle and beyond, in all major corporate decisions. The board makes every effort to enhance management’s ability to maximize returns for shareholders and contribute to business building.

A strong corporate governance structure is an essential foundation for the growth and success of Dundee Corporation. Independent directors on the Board Committees regularly assess risk, governance and compliance processes to ensure the organization’s governance foundation remains solid and business conduct is rooted in the highest ethical standards.

As Chairman, it remains my goal to provide leadership that will enable the Board of Directors to continue to add value to the company’s performance. With a renewed commitment to the year ahead we look forward to again working with management towards realizing a shared vision, one that renews our collective ambition for the creation of wealth and the long-term financial success of both our employees and our shareholders.

Harold “Sonny” Gordon
May 11, 2007

REPORT FROM THE CHIEF EXECUTIVE OFFICER

Dundee Corporation Annual Report - 2006

Dear Fellow Shareholders:

My colleague, partner and CEO of Dundee’s real estate operations is Michael Cooper. He is both clever and unique and opened his 2006 report to our directors by philosophically paraphrasing pop notable Britney Spears’ hit song and life parody – “Oops, we did it again.”

“Every morning when I wake up, I watch CNN until I have been reminded that there is a lot of bad stuff going on. Or to put it another way, the front section of the paper is inconsistent with the business section. Part of the explanation for this is the media’s need to exploit statistically insignificant events into exciting dramatic negative events. But the difficulties existing in many countries over terrorism and control, the U. S. deficit and other economic issues including global warming are real.

So, every day I am reminded that the idyllic financial environment that we are operating within can change.

Yet, the reference to a hit song of one of pop culture’s most confused and confusing stars seems appropriate. For 14 quarters, my report to your board has been cautious. I have been trying to temper expectations so that you are informed that our historically cyclical industry does not always go up. However, our results continue to improve and there remain few signs of a slowdown.

It is very easy to point out when something happens that is unfair and against one’s interest. I would like to point out that the current environment is unfair, by exceeding the expectations of all reasonable people, but this time it is unfair and we are the beneficiaries.”

Thank you, Michael.

In our 2003 annual report my comments, which were written on April 18, 2004, I took Dundee off the shelf and advertised us as a “holding company”, reminding shareholders that as such we will likely trade at a discount to our net asset value, (however you choose to calculate that figure). At that time (April 2004) we broke down our business into three essential segments: wealth management, real estate and resources.

I explained the triangulated structure of our company as follows:

¾ Wealth management is the only true growth business in our society.

¾ Ownership of real estate has been, for thousands of years, a true hedge against inflation that can actually pay you while you wait for the inflation value premium to occur. In addition, most of the world’s wealth has been created by the ownership and creative development of land resources.

¾ Resource commodities had been in a protracted bear market for twenty years (1979-1999). Prices of most commodities had not been able to even maintain inflation adjusted prices during that period. I predicted at that time that commodity markets had just entered a “catchup phase” which should last for many years.

In each year since those comments appeared in our 2003 Annual Report we have been able to report – “Oops, we did it again”. We are pleased that we can point to the results of our 2006 year using a similar reference. Each of our business segment choices have performed well and have helped to create the increased value of our company.

The results and the value growth they reflect, as well as the fact that our stock price has improved 95%, rising from $28.42 per share on April 20, 2004 to $55.50 per share as I write this message, attests to our capital allocation choices. Still, without rationality or logic in my view, our stock price continues to trade at a discount to our net asset value using almost any methodology one may choose to achieve that calculation.

After over 40 years of a varied business background mostly all related to investing, it is easy for me to realize that I am now in the harvest years of my career. On that basis and recognizing that my health and energy levels remain excellent and high, I can assure shareholders that my vision and strategy for the future of our company is to work towards transforming Dundee in a manner that will eliminate the holding company discount.

While we say that we came off the shelf in 2003, it should be remembered that we entered the wealth management business through a predecessor company – Dundee Capital. This was in 1990. In that year we purchased the then 33-year old family of Dynamic Mutual Funds with assets under management of approximately $500 million. Subsequently, we created Dundee Realty at the absolute bear market bottom of the Canadian real estate industry in 1994-95.

Resources have been my passion since and even before graduation from University. At one of my earliest days of investment employment I arranged for the financing to production of an unknown and unappreciated Malartic gold mine – Camflo Mines – a company which ultimately became the first gold mine acquired by Peter Munk’s Barrick.

So, resources have been part of my life since 1960 and I have participated in achieving excellent returns even during those dark 20 years from 1979 – 1999. When the industry turn was recognized in 1999 it was easy to align our company’s activity. The surprising point is that it took until 2002 for us to formalize our future resource activities by creating a new 100% owned subsidiary, Dundee Resources.

We rationalized Dundee Resources as the formalization of a process of merchant banking in which we have been involved for many years. Today we retain that attitude toward resource investments, and remain prepared to create new resource entities while assuming a greater role in the vision and overall management in the affairs of our investee companies.

New shareholders should be aware that the genesis of Dundee Corporation was resource based. We were a 1991 spin out from a reorganized gold mining company, International Corona, after that company won its landmark Canadian lawsuit to achieve ownership of the highly profitable Williams Mine in Henlo, Ontario.

Dundee Precious Metals

The original President of Dundee Resources in 2003 was Jonathan Goodman who left our company on April 15, 2004 to take on the leadership of our twenty year old gold investment holding company, Dundee Precious Metals. Jonathan reorganized that company from a holding company which he formerly managed, into a full fledged operational mining company specializing in precious metals, while eliminating the holding company discount. Today that company is listed on the TSX with a market capitalization of $557.5 million. We own 21% of Dundee Precious and the market value of our 11.4 million shares at $117.2 million so understates our perception of its true value that we are happy to remain long term investors. We further take comfort and pride that the well known investment management firm headed by Marty Whitman - Third Avenue Investors - has chosen to be the second largest shareholder of Dundee Precious with an 18.5% interest.

Dundee Precious Metal’s vision is to acquire and operate low cost, long life gold mining properties anywhere in the world. Through their investment portfolio they provide support to select outside companies as a strategic investment. The company has assembled a pipeline of projects which are at various stages of development.

2006 was a year of both achievements and challenges for Dundee Precious Metals. The company achieved significant financial results from both its mining operations and its investment activities.

Operations at the Chelopech Mine surpassed all predevelopment expectations. The company purchased 80% of the producing Kapan Mine in Armenia and has fruitful exploration programs in Serbia and Back River in Nunavut. However, it is taking much longer than anticipated to obtain the necessary environmental permits for Chelopech to fully develop the company’s new mining plan.

The company is working diligently to convert the Chelopech mine from an underdeveloped opportunity into a very profitable world class mine. Chelopech is an underground mine, located 75 km east of Sofia, Bulgaria which produced a record 70,108 tonnes of concentrate in 2006, containing 70,781 gold ounces and 25.4 million pounds of copper. The mine maintained its pre-expansion production rate of 900,000 tonnes of ore per year for the second year in a row and was profitable throughout 2006.

At the end of 2006, Chelopech received the International Green Apple Environment Gold Award from The Green Organization, an independent, non-profit environmental group, based in the United Kingdom, which is dedicated to promoting environmental endeavours.

The company intends to increase Chelopech mine production to 2.0 million tonnes per year and construct a metal production facility which will process the concentrate and produce gold doré and LME grade copper cathodes. The process will be enhanced to convert the arsenic content in the concentrate into an environmentally stable form suitable for safe disposal.

An environmental study for Chelopech was completed by the independent Balkan Science and Education Centre of Ecology and Environment and submitted to the Bulgarian Minister of Environment and Waters in November of 2005. The Supreme Expert Environment Council chosen by the Minister voted in favour of the resolution to approve the project in March of 2006. The Minister since then has yet to issue the final approval and, as a result, the Chelopech Mine expansion is being delayed.

The company is endeavouring to enforce its rights through the Bulgarian Law Courts. On October 24, 2006, the Bulgarian Court ruled in favour of the company’s claim and ordered the Minister to issue a final resolution on the project. The decision was appealed by the Minister and, at a hearing on February 22, 2007, the court’s original decision was upheld, but the company continues to await the execution of the resolution by the Minister and the Court.

In addition to its mining and exploration assets, Dundee Precious’ investment portfolio at year end had a net value of approximately $189.5 million or $4.26 per share, including $40 million of working capital. Our tax cost for the 11.4 million shares that we own is $5.05 per share.

Dundee Resources

The resource market, underpinned by commodities of all types, has been trending upward for over five years. Prices of commodities have been moved by the thrust of globalization and the economic growth of emerging economies. Prices have been affected by the continuing battle between real increases in demand beyond supply, and market speculation of that occurrence. Prices are yet to be bolstered by a mania that may come from the many so-far non-believers, who manage global institutional investment funds.

Total assets held by institutional investors around the world are around $50 trillion. To date direct commodity investment by institutions amounts to approximately one quarter of one percent of this global investment portfolio. Certainly the rush of mergers and acquisitions in the resource area bears some testament of future expectation of growth.

Commodities are benefiting from the ongoing integration of global markets and the consequences of the global productivity revolution. This new revolution makes the Industrial Revolution of 100 years ago pale in comparison, and is providing the global economy with strength and resilience not before seen in the history of the world. We are living during the time of an unleashed global economic expansion, the consequences of which will improve and positively transform the world’s standard of living.

When Jonathan Goodman left as the CEO of our 100% owned Dundee Resources, he left a legacy that has latterly been taken over by a management group of resource experts led by Murray John as the President and CEO of the company.

In various capacities as an investment banker, portfolio manager and analyst, Murray has worked within our corporate sphere since 1993. He is a mining engineer with an MBA and has worked in a variety of mining projects since his graduation from Britain’s Camborne School of Mines in 1980. His expertise relates to resource project evaluation, financing and transaction structuring. He and his team have been the sub-advisor to the very successful CMP and Canada Dominion Resources flow through share fundings that are offered each year by Dundee Wealth.

We have put together a first class team, including geologists, mining engineers, operators, analysts and valuators. The team at Dundee Resources today consists of seven individuals operating out of our offices at Dundee Place in Toronto.

Dundee Resources, in addition to overseeing the activities of those resource businesses in which we retain an ownership, is in the process of completion of the documentation to launch two resource private equity limited partnerships designed for merchant banking activities. The objective is to utilize our assets and expertise to raise and manage fiduciary assets, earning fees and bonuses for performance.

A Cayman Island exempted limited partnership has been created with the general partner being a wholly owned subsidiary of Dundee Resources. We describe it as a private equity fund that is focused on resources – primarily mining and processing and related infrastructure.

Our objectives are to:

  Build a portfolio that is diversified by country, commodity and stage of project development;

  Identify special situations where our expertise and source of fiduciary capital can be levered to achieve a significant return;

  Ensure appropriate investment protection, including shareholder participation rights, voting rights, and the reporting and disclosure required to monitor our investment;

  Provide a bridge between early stage equity investment and a public market IPO and/or bank project finance;

  Provide investee companies with technical and financial expertise and resources to ensure success;

  Achieve capital appreciation by investing in both public and private companies;

  Achieve an annualized return on investment of better than 20% by investing primarily in near term production, or producing assets; and

  Develop exit strategies of our investee companies that lead to value realization.

There are many identifiable “brownfield” and new project investment opportunities. As a private equity fund focused on resources, our industry knowledge suggests that there is very little fund competition. However, we know that in order to achieve success for ourselves and our limited partners we need to provide project management skills and be prepared to go to projects and geographic areas not currently in the focus of the larger resource companies.

In short, we intend to take advantage of our historical experience, technical expertise, knowledge and worldwide relationships to participate in the global growth that has created a bull market and demand for resource production from new projects.

Dundee Real Estate Investment Trust

Dundee Real Estate Investment Trust, where our interest is now 16%, has been able to identify and execute a strategy which has enabled it to grow very quickly and profitably over the last year. During the 2006 calendar year, the stock market capitalization of the business has increased from $740 million to $1.7 billion. But if we look over the last 15 months to March 31, 2007, Dundee REIT has increased its stock market capitalization from $740 million to $1.9 billion.

This increase is driven in part by a 50% market price increase during 2006 and also by equity issues that generated $490 million of new equity. The REIT acquired $600 million of new assets in 2006 and has already entered into agreements or closed on over $500 million in 2007. As the founding shareholder of Dundee REIT in 2003 we are proud that it has become one of the largest Real Estate

Investment Trusts in Canada and the only REIT that has a pure focus on a national office and industrial portfolio.

The Canadian REIT markets are undergoing many changes. With the new legislation regarding income trusts, the hotel REITs and retirement REITs would not qualify to maintain the current flow through tax treatment. As a result, there has been some recent acquisition activity in these sectors. The acquisition activity has also spread to REITs that qualify as flow through tax entities. The notable aspect is that acquisition prices have surprised most observers.

Dundee REIT is trading at a value of about a 6.25% to 6.5% capitalization rate. The REIT owns about $1.2 billion of industrial assets and $2.3 billion of office assets at estimated market values. Those of our assets that have the lowest value, in our opinion, have been our Montreal-based assets. Recently, a Quebec-based REIT was subject to a bidding war and ultimately agreed to be sold at a 6.7% cap rate. This has changed our view of values and suggests that our overall portfolio is more valuable than we had thought. Dundee REIT is well positioned to grow its organic cash flow on a per-unit basis and to grow through external growth. The REIT provides relatively stable and growing income.

There is a frenzy of merger and acquisition activity happening in the real estate sector. As a result the number of real estate investment trusts is dwindling. There is a hunger by pension funds and others for real estate exposure. The excellent Dundee team, put together by Michael Cooper over the last thirteen years, works very well together, managing growth and market changes with expertise, experience and dedication.

Dundee Realty Corporation

In 2006, our 78% owned Dundee Realty Corporation has continued to have success in all of its traditional lines of business. We are predominantly a western-based land and housing business and we have been thriving in that environment. In all of our markets, other than Edmonton, we have had to acquire new land and achieve approvals in order to keep up with demand.

Despite the massive reduction of available housing sites in Calgary, we have had a very good 2006. We acquired 213 acres of land in High River, received approvals, developed and sold all 155 lots that we brought to market. The project has been well received and we anticipate that it will continue to perform well for many years. We also acquired some longer term lands.

In the northeast, we acquired 320 acres that we expect to be developed in 2010. In addition, we acquired 160 acres that is in the approval process and we expect that it will also be ready for development by 2010. Our best land site, Providence, is proceeding through approvals and we expect to be able to start development in the next 18 months. While we will require significant cash investment to begin these newest Calgary developments, with approximately 1,200 acres in process, once we get started we expect to have a very viable longer term operation.

The Edmonton market continues to surprise. Currently, the market is accelerating faster than Calgary. Our net operating income in Edmonton was $15.1 million, down from $25.1 million last year. Lot sales were reduced due to a shortage of available inventory. As well, in 2005 we sold a 48 acre commercial parcel last year, which was not repeated in 2006. This year we acquired 177 acres of land in Edmonton and expect this land to be in production during 2007.

In Saskatoon, we are repositioning our business. In 2004 and 2005, we received approvals for three new projects that have the potential to provide as much as 50% of all Saskatoon housing lots for many years into the future. By 2004, we had used up much of our current land under development causing our sales to suffer in 2005. We have now undertaken the up-front infrastructure costs for these new developments and recent sales have been very encouraging.

In Regina, some of our subdivisions have also sold out ahead of expectations. Our major new development in Regina is Westridge which will provide over 4,000 new homes when complete. Once again, getting approvals and getting the infrastructure in place will require cash investments in 2007 and again in 2008, but thereafter should be cash positive for many years. We have also acquired a few other parcels of land and remain confident that we will be able to maintain our long held dominant market position in both Regina and Saskatoon.

We hold a large land bank with assets situated in great markets in Western Canada. At the same time we have a significant niche in the U.S. resort business, a history of making loans and developing condominiums and we own various real estate interests in the Toronto area. Taken together our real estate activities have enjoyed the benefits of a favourable market environment for the last 13 years that is likely to remain strong into the foreseeable future. Western Canada is well positioned to prosper over the long term and real estate is likely to continue outperforming the general economy.

When we look at our strengths and the market environment, we have made efforts to reduce the risk in our realty business, primarily by selling assets and paying down debt. For the last few quarters, we have attempted to seek opportunities where we could leverage our history, track record and credibility so that we can earn a return on our invested capital as well as fees from investors who provide their capital alongside ours.

We are making progress in this area. We have acquired the first property as the asset manager for a German private bank. The property cost about $90 million and fees to us are based on one-time purchase and annual asset management. The client has targeted $600 million for Canadian real estate investment. We expect to be able to grow a business of real estate asset advisory management in the coming months.

We have entered the business of asset management of infrastructure projects. We have done so in partnership with a large Canadian pension fund and together have formed an initial fund to pursue infrastructure projects. The General partner is owned equally by Dundee Realty and the pension fund and the first fund is targeted at $100 million.

The pension fund will provide 80% and we will contribute 20% of the fund. Once the “starter” fund gets under way we anticipate initiating a much larger fund that will be fully supported by third parties. We believe that the infrastructure industry is growing rapidly giving us an opportunity to build a significant asset management business in this area.

The management of infrastructure projects for others and for our own interests is consistent with our business for many reasons. Firstly, the capital and financing side is very similar to real estate. Secondly, our land and housing business tends to provide high returns but is a business where investing must be reviewed every three or four years. Our commercial business provides lower returns, but we sign leases of five to ten years, so the income is more stable. The ownership of infrastructure projects has the potential to provide very stable, longer-term cash flows that have a duration that exceeds the real estate cycle. Because of our experience in growing capital-intensive businesses at very high rates, our pension fund partner has chosen us to be their partner for this venture.

Dundee Wealth

We own 69.4 million shares of Dundee Wealth on a fully diluted basis, with a market value of $1.1 billion. Organized across two divisions, the four corners of Dundee Wealth are: investment management, financial advisory, capital markets and banking. The philosophy that inter-connects them and underpins the balanced build-out reflected in our continued expansion is the same philosophy that we offer to investors, independent financial advisors and the wide range of clients they serve across Canada. It is a philosophy shaped by proven experience and an unfailing belief that superior performance is only guaranteed with innovative thinking, attention to long term growth and informed investment discipline.

Leveraging the success of previous years, earnings at Dundee Wealth are again improved over the past 12 months, rising sharply from $59.3 million at the close of 2005 to $143.2 million at December 31, 2006. The gain assisted by the addition of performance fees earned. Our year over year growth was driven by exceptional investment performance across continuing strong market segments and a determined focus on the gathering of assets under management, particularly in the mutual fund category. Our attention to management, to new initiatives and to both service and product quality has been a priority that delivered sustainable improvements throughout our company at year end.

It is no surprise that new earnings records this year were driven again by a thoughtfully tailored family of mutual funds and by the impressive effort of a world class group of portfolio managers who set a consistent standard of excellence. Under David Goodman’s continued great leadership, our newly named Dundee Investment division is a reflection of the larger goals we have for Dundee Wealth. It is the value for our company that is created within Investment that is contributing enormously to our ongoing build-out plans designed at once to both more effectively balance risk and better position our total company for future growth in the years ahead.

As we turn toward 2007 and the celebration of Dynamic Funds’ 50th anniversary, it is impossible to ignore the developing market opportunities we believe Goodman & Company will realize for Dundee Wealth within its broader fee-based model.

Revenues for our company are largely earned as a percentage of assets gathered for management or for administration. As a result profitability and valuation is mostly derived from assets gathered, kept and grown through market performance.

By any measure the results of our Investment Division, driven by Dynamic but meaningfully balanced in overall investment counsel and a variety of alternative investment product solutions developed for the higher net worth client level within Goodman, remain impressive. There remains room to grow in the investment management area and Goodman & Company will do more, particularly in strengthening our relationship with the entire independent advisor network. In this respect, greater attention to the developing high net worth segment in Canada will be a primary focus in 2007 with Goodman & Company well positioned to make substantial gains in this complex area of the market.

In his first full year of leading our Dundee Financial division, Kym Anthony continues diligently to work through the many required changes that our focus on client service quality and geographic reach has demanded. We are encouraged by significant comparable revenue gains year over year and with the stronger focus and continuing commitment of a dedicated network of independent financial advisors that remains vital to the future profitability of Dundee Wealth.

Strengthening the relationship between advisors and the company generally has been a constant focus highlighted this year in our attention to service, superior financial advisory and new product development. Nowhere has this been more evident than with the launch and sustained early success of the Dundee Bank of Canada our new Schedule 1 Canadian chartered bank, the creation of which we announced in 2005, while it only really came to market in the fall of 2006 with two well regarded high-yield investment accounts.

By year end early deposit targets had been surpassed establishing Dundee Bank as the “Advisor’s Bank” in the Canadian market and adding important depth to our product platform at the same time. The intention is to pursue this course in 2007, building out carefully and with diligence, through a broadening range of deposit and credit instruments designed to give Independent Financial Advisors greater control over their clients’ banking activities while providing better greater market flexibility at premium rates.

Elsewhere our growth has encouraged change in more than simply market driven considerations. For example, we moved this year to bring greater clarity to the Company’s ownership structure eliminating, by purchase, the non-controlling indirect interest held by the Caisse de dépôt et placement du Québec in Dundee Wealth Management Inc. Essentially this enables us to tighten reporting lines across all corporate affairs.

With our goal to consolidate all of our businesses into one location realized as of January 2007, we have begun a process of internal review designed to leverage available synergies and reduce our costs in areas where past build-out has led to duplication or overtaken those systems and practices that were designed much earlier to meet unique needs. In this respect, all activities associated with corporate management -- human resource management, brand, communications, some administration and financial management – are being centralized above the divisions of the Company in a manner that will offer more effective cost control and especially the focus and cost synergies that come from a totally coordinated enterprise.

Consolidation in the wealth management industry has been driven by economies of scale. Various costs associated with creating and overseeing fiduciary investment assets have a declining unit cost when applied to greater levels. For some in the industry the choice has been grow organically, acquire or be acquired; we have chosen to grow organically, and are doing so, with success.

The welcome achievement of growth has placed many pressures on management at Dundee Wealth in 2006. We are enjoying the opportunity of taking advantage of our momentum while living under a single roof. Our new-born feeling is reflected in part in the new corporate brand that we have recently developed. An evolution of the original marks that identified the historically important part of Dundee Wealth Management in the past, our brand today reflects the spirit of that 50-year history in a manner that captures the current inter-relationship between the two primary divisions and the corporate culture and focus on continued growth that our determination guarantees.

I have often tried to explain to shareholders of Dundee Corporation that the increased value of our company – its wealth creation, does not come from the income statement. It comes from the capital allocation and management’s involvement in our portfolio of investments, as well as the increase in assets under management and administration.

While we own approximately 58% of Dundee Wealth we know that the value to us of that position is not necessarily determined by the market price. The increase of assets under management is what creates the increased value of that company. In 2005 AUM increased by 33% and again in 2006 AUM increased by 35%. The market price of Dundee Wealth has not had those kinds of value increases.

Eurogas

We own 63.2 million shares of Eurogas and that gives us 51% and a consolidated subsidiary. Eurogas is an international oil company that is in the process of developing a potential underground gas storage (UGS) infrastructure facility. The Castor UGS project is a large and impressive project that was a vision advanced by Eurogas well in advance of the time that anyone else in Spain even recognized that they had an evolving and growing natural gas storage problem.

In recent years both Russia and Algeria as prime gas suppliers to Spain and the rest of Europe have been flexing their gas supply and deliverability muscles. The regulatory authorities have now agreed with us that Castor can fulfill 33% of Spain’s future requirements for gas deliverability and nearly 100% within the key economic regions of its location.

The Castor story has been one where Spain’s natural gas industry, regulatory and governmental authorities are only today catching up to our vision of years ago: “Oops, we did it again”.

At the current moment Eurogas as the 74% owner of Castor UGS is awaiting a number of infrastructure permits including the very important Exploitation Concession. However one year ago – March 2006 – the Spanish Gas and electricity Infrastructure Plan designated Castor with the highest possible category in Spanish governmental planning – “A- Urgent”.

In the last days of 2006 the Government published a ministerial order providing regulatory clarity and a stable and acceptable financial regime for the Castor UGS project. This was a major step for us to move towards the requirements to obtain the Exploitation Concession.

In 2006 while waiting for the ministerial regulatory orders, Eurogas/Castor took three major steps to ensure our ability to fulfill the regulatory, technical and financial requirements to complete a project whose cost will approach $1.2 billion (Cdn.) We have enlisted and acquired the services of ACS, Spain’s largest and the world’s 4th largest, engineering service firm to facilitate our ability to develop the project. ACS has already started the Front End Engineering Development (FEED) study; the engineering document necessary to begin construction.

As a second step Deutsche Bank has contracted with us to be our financial advisor to develop the project structuring requirements for a service debt financing. With the latest Ministerial Order and with Deutsch Bank’s expertise we envision assembling a solid financing that will be typical for significant infrastructure projects that have a rate of return that is guaranteed by a sovereign state, in our instance the Government of Spain.

The project is exciting for Dundee and we are moving ahead quite rapidly under the able technical guidance of ACS and the first class staff of engineers and specialists in project management, procurement permitting and construction.

The negotiations with ACS and Deutsche Bank have been lead by senior Dundee Corporation staff including our Chairman, CFO and myself. We are pleased with what has occurred to date and believe that we will achieve the financial capability to complete the Castor project in the scheduled time, to be operational in late 2009. We have a lot of work to do ahead of us.

For those who wish to see a more detailed review of the Castor UGS project, we direct you to Eurogas’ web site, its SEDAR filings and the most recent Annual Report.

Breakwater Resources

On April 15th, 1999 I wrote the following comment for the 1998 annual report of Dundee:

“At the current moment, in our view, commodities in general and zinc in particular are incorrectly discounting a global recession and, as a result, are selling at lower prices than seen in a generation. The reconstitution of global growth is the more likely scenario, setting the stage for that long awaited change in the market for commodities and resource related entities.”

It was that view that guided us through Breakwater’s very dark days of 2002 and 2003. To protect our investment and the company from bankruptcy we were obliged to assist the company’s banking syndicate by providing a guarantee of $10 million of their outstanding loans which at that time totaled $48 million. As a result we were able to receive 30.8 million warrants to buy Breakwater shares at 20 cents a share. We exercised these warrants in March of this year giving us a total position of 101.9 million shares with a current market value of $243.5 million and with a tax cost base of $0.45 per share. Today the company is debt free, with more than $100 million of working capital. Breakwater was able to earn $156 million of net income in 2006 which was eleven times greater than that earned in 2005. The company management led by George Pirie, intends to take maximum advantage of the current positive environment for resources by optimizing their existing assets and growth by the expenditure of $121 million in 2007. This expenditure will be to achieve development of existing ore bodies that are in operation, in order to extend life and achieve more operating efficiencies. Based on current forecasts most if not all of this planned expenditure will come from 2007 operating cash flow.

Conclusion

Our primary mission for Dundee as we go forward is to devote an increasing proportion of time and energy to continue to grow in the direction that we have already chosen to steer our company. Without changing the capital allocation principles that are at the foundation of our past success, we intend to move forward in a manner that will allow for the diminution of the holding company trading discount with which we now contend.

We have proven by long term performance that we have been capable of meeting challenges and even failure, in a manner that we survive with even more strength. These principles remain in place as we move our company’s real estate, infrastructure and resource activities from investing for our own account to being a fiduciary asset manager for fees, all the while staying with our emphasis on wealth management, real estate, infrastructure and resources. Our business plan has evolved to the extent that we will use the expertise of the people that we have attracted to our enterprise to look after a larger asset base and develop management fee revenues.

In closing, let me repeat some of the comments I made in the inaugural annual report of Dundee Bancorp on May 11, 1992 – fifteen years ago. At that time I stated that our investment philosophy is fundamental and totally oriented towards value and that Dundee “subscribes to the notion that the creation of wealth arises from the exploitation of a national resource, the development and packaging of something distinct or unique, or as a by-product of solving problems not solvable by others.” Our objective was “to combine an entrepreneurial owner/management team with capital and strategic advice in order to create value for investee clients and shareholders.”

I am pleased to say that over the last fifteen years we have been true, and remain true, to our investment philosophy and objectives.

In the 1992 annual report I also quoted Maimonides, a 12th Century doctor-philosopher, who had a focused, disciplined and scientific methodology, and who along with Thomas Jefferson, centuries later, concluded that they like the “dream of the future better than the history of the past.”

I can clearly say even though I am fifteen years older and in my harvest years, I still look forward with excitement to the “dream of the future” being “better than the history of the past.”

Sincerely,

Ned Goodman May 11, 2007

DUNDEE CORPORATION

Corporate Directory

Board of Directors

Officers
Harold P. Gordon, Q.C.	Lucie Presot
Chairman	Vice-President & Controller
Ned Goodman	Lili Mance
President & Chief Executive Officer	Assistant Corporate Secretary
Joanne Ferstman
Executive Vice-President,
Chief Financial Officer & Corporate Secretary

Registrar and Transfer Agent

Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Toll Free: 1.800.564.6253 Fax: 1.888.453.0330 Email: service@computershare.com

Executive Office

1 Adelaide Street East Suite 2800 Toronto, Ontario M5C 2V9

Stock Listing

The Toronto Stock Exchange

Stock Symbol

DC.A

www.dundeecorporation.com